UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________________________________

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2011

Commission File Number ________________

Novogen Limited
(Translation of registrant’s name into English)

140 Wicks Road, North Ryde, NSW, Australia
(Address of principal executive office)
___________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l): ☐

Note: Regulation S-T Rule 101 (b)( I) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule lO1(b)(7): ☐

Note: Regulation S-T Rule l01(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule l2g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Novogen Limited
(Registrant)
/s/  Ron Erratt
Ronald Lea Erratt
Company Secretary
Date 22 July, 2011

ASX & MEDIA RELEASE
21 JULY, 2011

NOVOGEN REACHES AGREEMENT TO SELL ITS CONSUMER PRODUCTS DIVISION

Novogen Limited (ASX: NRT NASDAQ:NVGN) announces it has entered into an agreement for the sale of its consumer products division.  The sale remains subject to certain conditions but is expected to close within the next 60 days.  The buyer and terms of the agreement were not disclosed.

In making the announcement the Company’s Chairman, William D Rueckert, said “As advised at both the Company’s AGM in October, 2010 and the EGM held in May, 2011 the Company has been looking at strategic alternatives for its consumer products business.  While this business has grown over the past 12 months and is profitable, it does not fit with our longer term focus on therapeutic drug development programs primarily, through our majority owned subsidiaries Marshall Edwards, Inc. and Glycotex, Inc.”

“With this transaction we believe we will realise good value for our shareholders from a buyer which will continue the development of our successful brands.  The Novogen Board is looking at opportunities for the reinvestment of the proceeds of the sale and will provide more information after the sale is completed.”

About Novogen Limited

Novogen Limited is an Australian biotechnology company based in Sydney, Australia.  Novogen conducts research and development on oncology therapeutics through its 65 per cent owned subsidiary, Marshall Edwards, Inc., and is developing glucan technology through its 80.7 per cent owned subsidiary, Glycotex, Inc.  More information on the Novogen group of companies can be found at www.novogen.com.